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OBOOK Holdings Inc. (NASDAQ: OWLS) Announces Preliminary First Half 2026 Revenue and Highlights Rapid Commercial Scaling of OwlPay Harbor

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Preliminary unaudited total revenue for the six months ended June 30, 2026 expected to be approximately US$3.85 million to US$3.90 million
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OwlPay Harbor, the Company’s digital currency-based platform for cross-border enterprise payments, reached approximately US$96 million in annualized payment volume based on July activity, and approximately US$130 million based on completed payment volume during the trailing 30 days as of August 13, 2026
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Harbor has been in commercial scaling for only approximately six months and has recorded six consecutive months of sequential payment volume growth, including July payment volume growth of 107.6% month over month and transaction count growth of 109.5%
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Complete unaudited first half 2026 financial results will be released after the U.S. market closes on Friday, August 21, 2026

Arlington, Virginia, United States, August 14, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OBOOK” or the “Company”), which operates its global fintech business under the brand OwlTing Group, today announced preliminary unaudited revenue for the six months ended June 30, 2026, together with an operating update for OwlPay Harbor and the date of its first half 2026 earnings release.1

The Company will release its complete unaudited first half 2026 financial results after the U.S. market closes on Friday, August 21, 2026.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc. As of August 14, 2026, OwlTing Group has obtained Money Transmitter Licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states, and it also operates under a Virtual Asset Service Provider (VASP) registration in Poland (European Union) and an Electronic Payment Service Operator (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

Preliminary First Half 2026 Revenue

Based on preliminary information and subject to completion of the Company's closing and review procedures, the Company expects to report total revenue of approximately US$3.85 million to US$3.90 million for the six months ended June 30, 2026.

The substantial majority of consolidated revenue in the period continued to be generated by the Company’s established Taiwan-based businesses.

OwlPay Harbor is the Company’s digital currency-based platform for cross-border enterprise payments. The platform enables businesses to use digital currencies and fiat currencies for cross-border payments, with recipients receiving local currency into bank accounts in destination markets through OwlTing's payment and settlement infrastructure. OwlPay earns transaction-based fees on payments processed through the platform.

Enterprise clients typically progress through contract execution, compliance review, API integration, corridor activation, and pilot transactions before moving into recurring production activity. During the first half of 2026, most of Harbor’s contracted enterprise clients remained within these stages, and Harbor’s contribution to first half revenue was correspondingly limited. The first half results therefore largely reflect the Company's historical revenue base, while Harbor's commercial acceleration became increasingly visible after period-end.

OwlPay Harbor Operating Update

OwlPay Harbor entered commercial scaling approximately six months ago, following more than five years of investment in payment technology, regulatory infrastructure, banking and settlement relationships, compliance capabilities, and international payment connectivity.

Based on completed payment volume during July 2026, OwlPay Harbor reached annualized payment volume of approximately US$96 million. Based on completed payment activity during the trailing 30 days as of August 13, 2026, annualized payment volume was approximately US$130 million.2

This follows the six consecutive months of sequential payment volume growth previously disclosed by the Company, including July payment volume growth of 107.6% over June and transaction count growth of 109.5%, indicating growth driven by a higher number of completed payments rather than by individual large transactions.3 As of July 31, 2026, the Company had 79 contracted enterprise clients at various stages of integration, activation, and production.4

OwlPay Harbor generates transaction-based revenue, with realized revenue yield varying by client, corridor, and transaction mix. Payment volume is an operating measure and is not a measure of revenue. Harbor also incurs transaction-related costs, including payout partner, banking, and settlement costs, that vary with payment volume.

2 Annualized payment volume is a point-in-time operating measure calculated by dividing completed payment volume on OwlPay Harbor during the applicable reference period by the number of days in that period and multiplying the result by 365. Two reference periods are presented: the calendar month of July 2026, and the trailing 30 days as of August 13, 2026. These reference periods overlap, as the trailing 30-day period includes days falling within July 2026. The two figures are therefore not sequential period results and should not be used to derive a rate of change between periods. Annualized payment volume is unaudited and derived from the Company’s internal records. It is a derived measure and does not represent actual historical annual payment volume, contracted payment volume, revenue, or financial guidance, and it should not be used to project future payment volume or revenue. Completed payment volume in any reference period may not be representative of any other period. The Company intends to present this measure using consistent definitions and to disclose any material change in how it is defined or calculated.

3 Operating metrics are unaudited and derived from the Company’s internal records. Monthly figures reflect transactions completed within the applicable calendar month. July 2026 payment volume and transaction count growth were previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor July Payment Volume Increased 107.6% Month Over Month,” issued August 3, 2026, available at https://www.globenewswire.com/news-release/2026/08/03/3337383/0/en/owlting-group-nasdaq-owls-reports-owlpay-harbor-july-payment-volume-increased-107-6-month-over-month.html.

4 Enterprise client counts are unaudited and derived from the Company’s internal records, including clients with an executed services agreement and/or fee schedule with the Company.

Management Commentary

“For more than five years, we invested in what a global payment network actually requires: the technology, the regulatory capabilities, the banking and settlement relationships, and the compliance systems. None of that appears in a revenue line while it is being built, and our reported results have continued to come mostly from our established businesses in Taiwan,” said Darren Wang, Founder and Chief Executive Officer of OBOOK Holdings Inc.

“Harbor entered commercial scaling only approximately six months ago, and it has delivered sequential payment volume growth in every month since. Based on July activity, annualized payment volume reached approximately US$96 million, and based on the latest trailing 30-day period through August 13, that run-rate was approximately US$130 million.”

“What is most encouraging to us is the speed and consistency with which this new business is scaling. The pattern we watch is whether clients that complete integration continue transacting and increase their activity over time, and that is what we are beginning to see.”

“We remain early. Our focus now is to bring more of our contracted client base into recurring production, increase utilization among active clients and expand across additional corridors. We believe the second half will give investors a much clearer view of the scale this business can achieve.”

Winnie Lin, Chief Financial Officer of OBOOK Holdings Inc., added: “A significant portion of the infrastructure and operating base supporting Harbor has already been established. As payment volume scales, we believe this structure can support materially greater activity without requiring a proportionate increase in the underlying operating base, creating the potential for meaningful operating leverage over time.”

First Half 2026 Results and Conference Call

The Company will release its complete unaudited financial results for the six months ended June 30, 2026 after the U.S. market closes on Friday, August 21, 2026. The Company’s management team will host a conference call to discuss the first half 2026 financial results and recent business developments.

Details of the webcast are as follows:

Date and time: 4:30 p.m. Eastern Time on Friday, August 21, 2026

Webcast link:

https://events.zoom.us/ev/Ai0D9W0QAlHdxUC8tE8oJ9DEGyQJ4GXdAeP2PH_4AYQ0LIn4avcO~AtHUrN_b8ge1mLVv_kKNGoLzdCw-plMU1zvxQjtuTQEDmbiL7S-LBm1VrQ

A live and archived webcast of the conference call will be available on the Company's Investor Relations website at https://investors.owlting.com/.

About OBOOK Holdings Inc.

OBOOK Holdings Inc. (NASDAQ: OWLS) is a global fintech company building regulated payment infrastructure, operating globally through its flagship brand OwlTing Group. Headquartered in Taiwan with subsidiaries across the U.S., Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia, the Company delivers innovative solutions, including its fiat and digital currency hybrid payment platform, OwlPay, to empower businesses in the expanding digital economy. Recognized for rapid growth and industry leadership, OwlTing was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% CAGR, and named among the key global players in the “Enterprise & B2B” category by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

Preliminary and Unaudited Information

The preliminary revenue information presented in this announcement is based on information currently available to management. The Company has not completed all customary period-end closing, consolidation, accounting, internal-control, and review procedures for the six months ended June 30, 2026. Accordingly, actual results may differ, potentially materially, from the preliminary range presented above as a result of final adjustments or other developments arising before the Company completes and releases its unaudited interim financial statements.

The preliminary information has not been audited and should not be viewed as a substitute for the Company’s complete interim financial statements prepared in accordance with IFRS Accounting Standards. The preliminary revenue estimate relates solely to total revenue for the six months ended June 30, 2026. No inference should be drawn from it regarding gross profit, operating results, net income or loss, cash flow, liquidity, or any other financial measure for that period. Statements in this announcement regarding the Company's cost structure and future profitability are forward-looking, relate to periods after June 30, 2026, and do not describe results for the six months ended June 30, 2026.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company's expected preliminary revenue, commercial scaling, client activation, future payment volume trend, platform utilization, cost structure, operating leverage, gross profit contribution, and future profitability. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

OBOOK Holdings Inc. Investor Relations

ir@owlting.com

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

The Blueshirt Group, Investor Relations

OwlTing@BlueshirtGroup.co